

Mail Stop 3561

March 8, 2017

Angeliki Frangou
Chief Executive Officer
Navios Maritime Partners L.P.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

> **Re: Navios Maritime Partners L.P.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed March 2, 2017**
> **File No. 333-215529**

Dear Mr. Frangou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2017 letter.

Marshall Islands Tax Consequences, page 72

1. We note your response to our prior comment 2 and reissue in part. We note that the introductory paragraph indicates that this section "is based upon the opinion of Reeder & Simpson P.C." We also note that you have filed Reeder & Simpson P.C.'s short-form tax opinion as Exhibit 8.1. Please revise this section to clearly state that the tax consequences are counsel's opinion. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 dated October 14, 2011.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Todd E. Mason, Esq.
        Thompson Hine LLP